MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * Fax (303) 431-1567
                                MALATTYCO@AOL.COM



                                 April 10, 2015

Securities and Exchange Commission
Attn: John Dana Brown
Division of Corporation Finance Mail Stop 3561
Washington, D.C. 20549

Re:      Safe Lane Systems, Inc.
         Amendment No. 4 to Registration Statement on Form S-1
         Filed March 18, 2015
         File No. 333-198435

Dear Mr. Brown:

     We received your comment letter to Amendment No. 4, therefore, we are submitting this letter in response. Amendment No. 5 to the Registration Statement has been filed on the EDGAR system in which we have made edits in response to comment number 1.

GENERAL
-------

1. Please revise the prospectus throughout to provide information, as applicable, as of the most recent practicable date. We note that the prospectus references information as of January 1, 2015, January 26, 2015, January 30, 2015, February 4, 2015 and February 25, 2015. Additionally, we note that throughout the prospectus you reference that certain activities are to be completed in the "first quarter of 2015" or "in early 2015." For example, please update:

     o    the amount of funds available in the second risk factor on page 7,

     o the number of shares issued and outstanding in the Description of Securities section on page 26,

     o the date of product launch and date of field testing in the Availability section on page 29,

     o the 1st quarter 2015 and any other applicable disclosure in the Future Milestones section on page 37, and

     o the 1st quarter 2015 and any other applicable disclosure in the Plan of Operations section on page 43.

ANSWER: In response to this comment we have revised the language throughout the document to reflect a more recent practicable date.

We hope these amendments meet with your approval.

Sincerely,

/s/ Michael A. Littman
Michael A. Littman